EXHIBIT 3
                   Press Release dated 3/24/97

   Avid and Intel Announce Strategic Alliance to Bring Visual
            Computing Technology to Desktop Platforms

    Intel Supports Avid's Plans To Expand Its Digital Content
           Creation Business Into New Market Segments

TEWKSBURY,  MA. March 24, 1997 -- Avid Technology  Inc.  (NASDAQ:
AVID) and Intel Corporation (NASDAQ: INTC) today announced a strategic alliance to support Avid's plans to offer video and audio editing products on the Intel architecture. Under terms of the agreement, Avid will develop digital content creation products for the Intel architecture. Also under terms of the agreement, Intel will purchase 1,552,632 newly issued shares of Avid common stock for a total investment of $14.75 million. The investment was made at $9.50 per share, the closing price on March 21, 1997 and gives a Intel a 6.75 percent ownership position in Avid.

The agreement supports Avid's overall strategy to provide digital content creation solutions for open environments. The agreement also represents Avid's and Intel strategic commitment to supporting a range of digital media solutions for users of Intel-based computers.

"This agreement marks a significant milestone in Avid's drive to bring powerful digital content creation solutions to the millions of potential users in corporations, government and academic institutions, small businesses and homes," said William J.
Miller, chairman and CEO of Avid Technology, Inc. at Intel's technology forum on visual computing. "Intel architecture-based computers are the clear volume leaders in these market segments. We look forward to linking Avid's award-winning video and audio technology and the superior price/performance of Intel platforms to develop powerful, affordable desktop digital content creation solutions for these market segments."

"Our goal is to bring the best visual computing technologies to the Intel architecture," said Pat Gelsinger, vice president and general manager of Intel's Desktop Products Group. "As technologies continue to converge to enable visual computing, digital content creation - particularly digital video editing and image manipulation -- will become a key application. Avid is a recognized leader in this area, one that we believe will deliver superior solutions at all price points, from workstations to volume desktop PCs."

Avid already supports the Intel platform with several of its products, including MCXpress*/ for WindowsNT, NewsView, and Elastic Reality* winner of a 1996 technical achievement award from the Academy of Motion Pictures and Sciences. Under the terms of the agreement, Avid and Intel will collaborate to bring a broad range of additional digital content creation products to the Intel architecture. In order to meet customer needs in other market segments, Avid will continue to provide content creation products for multiple computing platforms.

Intel,  the  world's  largest  chip  maker,  is  also  a  leading manufacturer of personal computer, networking, and communications
products.     Additional    information    is    available     at
http://www.intel.com.